

July 25, 2013

Via E-mail
Jeffrey G. Rea
President and Chief Executive Officer
Stock Building Supply Holdings, Inc.
8020 Arco Corporate Drive, Suite 400
Raleigh, NC 27617

      Re: Stock Building Supply Holdings, Inc.
                Amendment No. 1 to Registration Statement on Form S-1
                Filed July 1, 2013
                Response dated July 18, 2013
                File No. 333-189368

Dear Mr. Rea:

We have reviewed your supplemental response letter and have the following comments.

Valuation of Common Stock, page 75

1.   We read your updated disclosures and the additional information you provided us regarding the valuations of your stock. Based on our review of the valuation report as of January 1, 2012, we noted the use of the backsolve method to estimate fair value based on the issuance of the Class C convertible preferred stock to Gores. As we previously noted, it is not clear to us why this methodology was considered appropriate given that Gores was not a third party investor and essentially owned all your equity interests before and after the Class C convertible preferred stock was issued. We also noted that the valuation report as of January 1, 2012 did not appear to consider the acquisition of **common stock** from Wolseley that occurred in November 2011 and seemed to imply a higher common stock value. Please explain to us why the transaction with Wolseley was not considered and why it is not more representative of the fair value of your common stock than the transaction with Gores. It appears to us that the fair value implied by the Wolseley transaction may indicate the Class C convertible preferred stock included a beneficial conversion feature and the equity securities issued and modified in January 2012 resulted in compensation expense.

2.   It appears to us that the reduction in value from the discounted cash flow analyses in the valuation reports as of August 31, 2011 and January 1, 2012 may be the result of changes in the methodologies used rather than changes in your underlying business. Please help us better understand the methodologies, the reasons for any changes, and the impact of any changes on the valuations.

3.   It appears to us that your proposed disclosures, in the first paragraph on page 80, indicate that you considered the use of proceeds from the IPO to further reduce debt as support for the increase in your enterprise value from January 2012. Given that this will occur subsequent to the IPO, it is not clear to us how it supports the increased enterprise value at the time of your IPO. Please clarify or revise.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or, in her absence, Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Via E-mail
        Carol Anne Huff, Esq.
        Bryan J. Yeazel